UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

ANNUAL REPORT

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2018

HIGHTIMES HOLDING CORP.
(Exact name of registrant as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd.

Penthouse

Los Angeles, CA 90024

(Full mailing address of principal executive offices)

(844) 933-3287
(Issuer’s telephone number, including area code)

Forward Looking Statements

This Semi-annual Report on Form 1-SA of Hightimes Holding Corp., a Delaware corporation (“Hightimes,” the “Company,” “we,” “us” or “our”), contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Hightimes Offering Circular filed pursuant to Regulation A, dated July 26, 2018 (the “Offering Circular”).

Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and related notes to financial statements. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Hightimes was established in December 2016 for purposes of acquiring 100% of the capital stock of Trans-High Corporation (“Trans-High”) and its subsidiaries (the “THC Group”). Founded in 1974, the THC Group has historically engaged in the publication of a monthly print and on-line magazine and the production and sponsorship of trade shows and events. Our strategic goal is to monetize the intellectual property and “High Times®” brand. Hightimes Holding Corp. and the THC Group (which we sometimes refer to herein as the “High Times Group”) also contemplates various other e-commerce initiatives and licensing of the “High Times®” brand, including the development of an e-commerce store offering clothing and other products associated with cannabis.

The High Times Group does not cultivate, dispense or sell cannabis or any derivatives of the cannabis plant, such as oils or edible products, although cannabis and products utilizing or relating to cannabis have been used and sold at the trade shows and festival events operated by the THC Group since 2010 in states that permit the medical and recreational use of cannabis.

The High Times Group comprises businesses across a range of media, including:

●	High Times Magazine: High Times Magazine© is the High Times Group’s inaugural print publication that began in 1974 doing business as “HIGH TIMES®”, has published more than 500 issues; online publication of the High Times Magazine© began in 2008;

●	The Cannabis Cup: The High Times Cannabis Cup™ which the High Times Group believes is the world’s leading marijuana trade show that celebrates the world of cannabis through competitions, instructional seminars, expositions, celebrity appearances, concerts and product showcases;

●	Digital Publishing: HighTimes.com, CannabisCup.com and 420.com are High Times Group’s domain names. HighTimes.com has more than 4.0 million monthly unique users. CannabisCup.com is the hub of the live events hosted by High Times Group and 420.com is a new domain which will sell related products that are used in connection with cannabis; and

●

Green Rush Daily: As of August 31, 2017, Trans-High, entered into an online sales representative agreement with Green Rush Daily Inc. (“Green Rush”), a daily on-line publication providing news and information relating to cannabis, including guides and strain reviews, products and health news.

On March 28, 2018, the parties terminated the online sales representative agreement and pursuant to an asset purchase agreement, dated March 28, 2017, Trans-High acquired certain of Green Rush’s assets that consisted solely of its websites, intellectual property, advertiser agreements and future revenues from such agreements. No employees or liabilities of Green Rush were acquired or assumed by Trans-High. As consideration for the purchased assets, Green Rush received 577,651 shares of the Company’s Class A Common Stock and Hightimes agreed to pay Green Rush an additional $500,000 in cash on or before September 30, 2018. Under the terms of the asset purchase agreement, if by September 30, 2018 either (a) Green Rush does not receive the $500,000 cash payment, (b) the Company does not consummate the Origo Merger, or (c) the Company’s Class A Common Stock does not trade on Nasdaq, another national securities exchange or is not quoted for trading on the OTC Market QX Exchange, the OTC Market QB Exchange or the Canadian Stock Exchange, Green Rush shall have the right to rescind the asset sale agreement and repurchase the assets in consideration for returning to the Company the 577,651 shares of Class A Common Stock.

In a related development, the parties amended and restated a prior employment agreement with Scott McGovern. The amended and restated employment agreement covers Mr. McGovern’s employment for a period of three years. Under the terms of the restated employment agreement, Mr. McGovern continues to receive an annual salary of $250,000 and will receive annual bonuses based upon Green Rush Daily achieving certain designated performance targets. The agreement may be terminated by either party at any time upon 60 days’ prior written notice, or sooner if termination is either by Trans-High “for cause” or by the employee for “good reason” (as those terms are defined in the employment agreement). Mr. McGovern was also granted stock options to purchase 289,630 shares of Class B non-voting Common Stock as approved by the Board on December 18, 2017 at an exercise price of $5.54 per share, as per the Company valuation policy following the closing price of the Origo shares on the date of grant, and vesting in thirds on each of December 31, 2018, 2019 and 2020; provided, that if Mr. McGovern’s employment is terminated by the Company within the first 18 months (on or before June 30, 2019) 50% of the option shares will be deemed vested and if such termination is after June 30, 2019, all of the option shares will be deemed vested.

●	Culture Magazine. On June 9, 2018, Culture Pub, Inc., a newly formed Delaware subsidiary of the Company (“Culture Pub”), entered into an agreement to purchase from Southland Publishing, Inc. certain assets relating to Culture Magazine™, a print and online magazine founded in 2009 that provides information and entertainment for medical-cannabis patients in California, Colorado, the Northwest, and Michigan (the “Publication”). Under the terms of the asset purchase agreement, Culture Pub agreed to acquire only the intellectual property, advertiser agreement and print inventory relating to the Publication and assumed an agreement with the printer of the magazine. No cash, accounts payable or other assets will be acquired from Southland and no liabilities will be assumed by Culture Pub, other than leasehold obligation of Southland related to the Publication and certain obligations following the closing, including obligations to employees of and independent contractors to the Publication that Culture Pub elects to hire or engage.

In consideration for the acquired assets, at closing Southland will receive consideration valued at $4,000,000 through the issuance of 370,370 shares of the Company’s Class A Common Stock, or such other number of shares of Class A Common Stock which, when multiplied by the lower of the $11.00 initial per share offering price of our Class A Common Stock in this Offering or the per share value of the shares of the Successor corporation issued to Hightimes stockholders in the Origo Merger, shall equal $4,000,000. Consummation of the sale is subject to the consent of ExWorks Capital Fund I, L.P., our senior secured lender, and consummation of a “Hightimes Liquidity Event”; defined as the listing of either our Class A Common Stock or the common stock of the Successor corporation in the Origo Merger on any one of the New York Stock Exchange, the NYSE American, Nasdaq, the OTC Market or, the Canadian Securities Exchange.

●	DOPE Media. On September 21, 2018, the Company and Wilshire & Veteran Media Corp., a newly formed acquisition subsidiary of the Company (“W&V”), entered into an agreement with DOPE Media, Inc., a Delaware corporation (“DOPE”), to acquire substantially all of the assets and business and DOPE. The assets will include all inventory, contracts and contract rights, accounts receivable, intellectual property and employees. At closing of the acquisition, W&V will assume certain scheduled operating liabilities of DOPE. In addition to the assumed liabilities, the purchase price for the DOPE assets and business is $11,200,420, of which $10,000,420 is payable in the form of 909,129 shares of the Company’s Class A Common Stock, valued at $11.00 per share (the initial per share offering price in the Company’s current Regulation A+ public offering), $1,000,000 paid in cash and $200,000 payable in cash ten days after completion of the Regulation A+ public offering.

On the date of execution of the asset purchase agreement with DOPE, Trans-High Corporation, a wholly-owned subsidiary of the Company, made a $1,000,000 secured loan to DOPE to retire certain secured debt of DOPE and provide working capital to the seller. At closing, the Buyer will assume the $1,000,000 note of DOPE to Trans-High which will be deemed part of the purchase price. The $1,000,000 was obtained by virtue of an increase in the existing senior secured credit facility of the Company and its subsidiaries with ExWorks Capital Fund 1, LLP (“ExWorks”). After giving effect to a $1,200,000 payment of a bridge loan previously provided by ExWorks including the capitalized amendment fees and the additional $1,000,000 advance, an aggregate of $14,018,774 is currently owed by the Company and all of its direct and indirect subsidiaries, as borrowers, to ExWorks.

The acquisition of the DOPE Media assets was consummated on October 10, 2018.

The High Times Group believes that it has become the highest regarded news source for the cannabis industry. Due to its unique positioning in the cannabis space, the High Times Group believes that considerable monetization opportunities present themselves in brand licensing and ecommerce. The High Times Group intends to leverage its brand and platform to showcase promotions of quality products associated with cannabis to the over 30 million Americans who are enthusiasts for medical and recreational cannabis, as well as to companies who wish to grow and sell cannabis in states where the growing and dispensing of medical and/or recreational cannabis is permitted. The High Times Group has expanded our Cannabis Cup™ events into Canada where the use of cannabis for both medical and recreational purposes is expressly permitted.

The High Times Group’s revenue base consists of the sale of tickets for admittance to the Cannabis Cup events, entrance fees to the Cannabis Cup competitive events, recurring print and on-line subscriptions to, and advertising sales in, the High Times Magazine®, and direct merchandising sales, sponsorship sales and licensing fees. The High Times Group manages its licensing businesses through co-sponsorship and strategic partnership arrangements.

RESULTS OF OPERATIONS

For the Six Months Ending June 30, 2018 Compared with the Six Months Ending June 30, 2017

Revenues:

(in thousands 000’s)	For The Six Months Ended June 30, 2018	For The Six Months Ended June 30, 2017	Net Change $	Net Change %
Revenue by Type
Festivals, events, competitions	$7,047	$8,213	$(1,166)	-14.2%
Publishing and advertising	$1,621	$1,866	$(245)	-13.1%
Merchandising and branding	$202	$62	$140	225.8%
Total Revenue	$8,870	$10,141	$(1,271)	-12.5%

Revenue by Geographical Location
US Domestic Revenue	$8,870	$10,141	$(1,271)	-12.5%
International Revenue	$0	$0	$0	100.0%
Total Revenue	$8,870	$10,141	$(1,271)	-12.5%

Total Revenue

2018 vs. 2017

Total revenues decreased by $1,271, or 12.5%, to $8,870 for the six months ended June 30, 2018 from $10,141 for the six months ended March 31, 2017. U.S. and international revenues comprised 100% and 0% of total revenues for the six months ended June 30, 2018, respectively, compared to 100% and 0% for the six months ended June 30, 2017, respectively. Overall results for revenue being reported for the six months ended June 30, 2018 was affected from lower attendance and booth sales due to not obtaining a recreational permit for the April 2018 San Bernardino Cup event. In the six months ended June 30, 2017 there were four Cup Events (San Bernardino, Las Vegas, Michigan, and San Francisco) and two one-off sponsored events compared to four Cup Events (San Bernardino, Sacramento, Sonoma, and Michigan) and five one-off sponsored events in the six months ended June 30, 2018. For the full year there are nine Cannabis Cups planned in 2018, which will be the same number of Cup Events staged during 2017.

Total festival, events, and competition revenues decreased by $1,166, or 14.2%, to $7,047 for the six months ended June 30, 2018 from $8,213 for the six months ended June 30, 2017. Total festival revenue represented 79.5% and 81.0% of total revenues for the six months ended June 30, 2018 and 2017, respectively. Total festival revenues for the six months ended June 30, 2018 and 2017 were comprised of 100 % U.S. revenues as there were no international events staged during this period. The one international cup that is planned for the current fiscal year will be held in Amsterdam in July 2018, compared to the two international Cup Events held last year that were also staged in the second half of the fiscal year. The decrease in festival revenues was due to the city of San Bernadino not approving the issuance of a recreational permit for the first Cup Event held during 2018. Our failure to obtain a recreational permit caused several vendors to cancel or ask for credit for a future cannabis Cup Event, thus resulting in an overall reduction in booth and sponsorship Cup Event revenue. The following Cup Events were stronger in attendance and revenue but only partially offset the lower than expected revenue for the first Cup Event. In addition to stronger Cup Events after the event held in San Bernardino, the increased number of smaller sponsored events that were staged served to partially offset the loss in revenue from the initial Cup Event for the year. In the current fiscal year there has been an increase in smaller sponsored events as compared to last year, with additional events planned for the second half of the 2018.

Publishing and advertising revenues showed a decrease of $245, or 13.1%, to $1,621 for the six months ended June 30, 2018, from $1,866 for the six months ended June 30, 2017. This decrease was primarily a result of lower newsstand revenue, lower print subscriptions and lower print advertising revenue. Digital advertising and Social Media service revenue increased over the prior year to partially offset the decline in total print revenue. The acquisition of the Green Rush Daily website at the end of the first quarter 2018, and its subsequent integration into the company in the second quarter, is expected to increase the amount of ad inventory space that can be monetized by the sales staff and, thus, is expected to continue the growth in total digital advertising and social media service revenue in 2018, as compared to the prior fiscal year.

Merchandising and branding revenue showed an increase of $140, or 225.8%, to $202 for the six months ended June 30, 2018, from $62 for revenue recorded during the six months ended June 30, 2017 due to higher on-line store revenues. The increase in the on-line store is directly a result of moving the operations in-house in late 2017. The move has allowed the store to provide a wider selection of products that better fits the Hightimes customer and more in-house promotion of the store on the website. There has also been an increase in branding revenue as deals that were signed late in 2017 are now coming on-line and in to production in the first six months of 2018.

Revenue by Geographical Location

2018 vs. 2017

U.S. revenues decreased by $1,271, or 12.5%, to $8,870 for the six months ended June 30, 2018 from $10,141 for the six months ended June 30, 2017 due to lower than expected results of the event in San Bernardino and the lower print magazine (newsstand, subscription and print advertising) revenues, which were partially offset by an increase in merchandising sales.

With no international events for the six months ended June 30, 2018 and 2017, there was no international revenue recorded. The international event for the current fiscal year will be staged in July in Amsterdam, as compared to the two (Amsterdam and Vancouver) that were staged last year in the 2nd half of the fiscal year.

Cost of revenues

Our costs of revenues were composed of the following amounts:

(in thousands 000’s)	For The Six Months Ended June 30, 2018	For The Six Months Ended June 30, 2017	Net Change $	Net Change%

Festivals, events, competitions	$7,529	$5,914	$(1,615)	-27.3%
Publishing and advertising	$524	$528	$4	0.8%
Total Cost of Revenue	$8,053	$6,442	$(1,611)	-25.0%

2018 vs. 2017

The cost of revenues increased by $1,611, or 25.0%, to $8,053 for the six months ended June 30, 2018 from $6,442 for the six months ended June 30, 2017. Expressed as a percent of revenues, cost of revenues was 90.8% and 63.5% for the six months ended June 30, 2018 and 2017, respectively. The total cost of revenues increased by 25.0% at the same time as overall revenues decreased by 12.5% during the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, which increased the cost of revenue as a percent of revenue, and decreased the gross profit margin for the period from 36.5% to 9.2%.

Festival, events, competitions costs as a percentage of related revenues were a 106.8% and 72.0% for the six months ended June 30, 2018 and 2017, respectively. The increase in actual festival costs of $1,615 to $7,529 from $5,914 for the six months ended June 30, 2018 and 2017, respectively, was driven by an increase in talent costs and related required additional staging costs at each Cup Event. The smaller sponsored events are lower in cost to stage and have a higher gross profit as a percentage than the Cup Events and act to partially offset the lower gross profit from the Cups held in the six months ended June 30, 2018. The actual gross profit for the segment decreased 121.0% from $2,299 to a negative ($482) for the six months ended June 30, 2018 and 2017, respectively, due to an increase in talent and production costs in staging the Cup Events produced during the period taking into account the reduced revenue earned in the current period. The gross profit margin on events decreased from 28.0% to (6.8%) for the six months ended June 30, 2018 and 2017, respectively.

Publishing and advertising costs as a percentage of related revenues were 32.3% and 28.3% for the six months ended June 30, 2018 and 2017, respectively. Overall the actual costs of publishing decreased from costs savings and lower print related costs by $4, or 0.8%. The gross profit for the segment decreased 18.0% from $1,338 to $1,097 for the six months ended June 30, 2018 and 2017, respectively, due to lower print related revenues. The gross margin decreased from 71.7% to 67.7% for the six months ended June 30, 2018 and 2017, respectively, due to a smaller decrease in cost as a percentage as compared to the decrease in revenue as a percentage.

Operating expenses

Our Operating expenses are composed of the following marketing and advertising expenses, professional fees, and general administrative expenses, as detailed below.

(in thousands 000’s)	For The Six Months Ended June 30, 2018	For The Six Months Ended June 30, 2017	Net Change $	Net Change %
Marketing and advertising	$146	$164	$18	11.0%
Professional fees	$1,207	$7,662	$6,455	84.2%
General and administrative	$4,945	$3,205	$(1,740)	-54.3%
Total Operating Costs	$6,298	$11,031	$4,733	42.9%

Totals include depreciation expense of $121, and $115 for the six months ended June 30, 2018 and 2017, respectively.

2018 vs. 2017

Operating expense decreased by $4,733, or 42.9%, to $6,298 for the six months ended June 30, 2018 from $11,031 for the six months ended June 30, 2017. Expressed as a percent of revenues, operating expenses decreased to 71.0% for the six months ended June 30, 2018 from 108.8% for the six months ended June 30, 2017. There was a small net increase in total operating costs as a result of certain non-cash equity compensation expense that was booked in each year. The equity compensation booked was $1,659 and $6,689 for the six months ended June 30, 2018 and 2017, respectively. Adjusting for these non-cash equity compensation costs, total operating costs would have been $4,639 for the six months ended June 30, 2018, which would have been a $297, or 6.8%, increase from the $4,342 adjusted total for the six months ended June 30, 2017. The small net increase is mostly due to booking executive deferred compensation that was not booked during the same period last year.

Marketing and advertising expense decreased by $18, or 11.0%, to $146 for the six months ended June 30, 2018 from $164 for the six months ended June 30, 2017. The Company has continued to better align marketing and advertising expenses with the level of revenues of each area and was able to lower actual costs by shifting some of the Company’s advertising to lower cost social media advertising. The ratio of advertising costs as compared to revenues was flat as the decrease in actual costs was approximately the same as the reduction in revenue. Expressed as a percentage of revenues, marketing and advertising showed an increase to 1.65% of revenue for the six months ended June 30, 2018 compared to 1.62% of revenue for the six months ended June 30, 2017.

Professional fees decreased by $6,455, or 84.2%, to $1,207 for the six months ended June 30, 2018 from $7,662 for the six months ended June 30, 2017. The overall decrease in professional fees is due to the change in the amount of non-cash stock and option grant compensation booked in each year. Adjusting professional fees for the non-cash consulting equity compensation costs of $206 and $6,689 for the six months ending June 30, 2018 and 2017, respectively, resulted in a small increase of $28, or 2.9%, from $973 for the six months ended June 30, 2017 to $1,001 for the six months ended June 30, 2018. The increase in professional fees is due the additional costs for the various filings related to the Company’s public offering.

General and administrative expenses increased by $1,740, or 54.3%, to $4,945 for the six months ended June 30, 2018 from $3,205 for the six months ended June 30, 2017. The increase in general and administrative expense was the result of the recording of employee stock option compensation costs of $1,453 for the six months ended June 30, 2018. Adjusting for the non-cash equity compensation costs, the total general and administrative expense for the six months ended June 30, 2018 would be $3,492. This adjusted total for the current fiscal year would be an increase of costs of $287 or 9.0% increase when compared to the six months ended June 30, 2017. The increase is mostly related to the $240 booked in executive deferred compensation as there was none booked during the same period last year. Travel had a small increase due to fund raising efforts and the addition of additional staff. The Company’s continued focus on cost-management efforts on controlling basic operating costs during the transition from completion of its merger to going public has resulted in a decrease in costs in most of the Company’s general and administrative accounts. Expressed as a percentage of revenues, general and administrative expense increased to 55.7% (39.4% if adjusted for the stock option compensation expense) for the six months ended June 30, 2018 from 31.6% for the six months ended June 30, 2017. The increase is due to the lower revenues for the period while experiencing slightly higher adjusted general and administrative costs.

Depreciation expense

2018 vs. 2017

Depreciation expense increased by $6, or 5.2%, to $121 for the six months ended June 30, 2018 from $115 for the six months ended June 30, 2017. This increase was due to additional capital expenditures being placed into service late in the first quarter in 2017 causing on going depreciation expense to increase in the current year as compared to the prior year. There was only $2 in capital expenditures placed into service during the six months ended June 30, 2018.

Operating loss from continuing operations

2018 vs. 2017

Our net operating loss decreased $1,829, or 25.0%, to $5,500 for the six months ended June 30, 2018 as compared to a $7,329 loss for the six months ended June 30, 2017. Margins for our net operating loss decreased to 62.0% for the six months ended June 30, 2018, from 72.3% for the six months ended June 30, 2017. The decrease in the net operating loss as a percentage of revenue was primarily due to the non-cash equity compensation charges of $1,659 and $6,689 for the six months ended June 30, 2018 and 2017, respectively. Adjusting for the equity compensation charges, the net operating loss would be $3,841 for the six months ended June 30, 2018, as compared to a net loss reported for the six months ended June 30, 2017 of $640.

Interest expense, net

2018 vs. 2017

Net interest expense increased $1,046 to $3,195 for the six months ended June 30, 2018 as compared to $2,149 for the six months ended June 30, 2017. There was an increase in total new interest-bearing loans as a result of certain loans taken on during the acquisition of Trans-High Corporation, that expense was only partly offset by the retiring of prior year loans. The new major loans were for the purchase of prior THC shares ($30,000 original principal and $28,500 after the first principal payment late in 2017), and for working capital ($13,000 principal balance of the senior note holder as of the month ended June 30, 2018).

Change in fair value in derivative

2018 vs. 2017

The Company issued a warrant in February 2017 to their senior loan holder of a line of credit that the Company used to finance the acquisition of Trans-High Corporation. In February 2018, the Company issued a second warrant to the senior loan holder to extend the maturity date and increase the total funding. The warrants are deemed a derivative due to terms allowing for their exercise into 2.75% and 2.25%, respectively, of Common A Shares based on the deemed number of issued shares as defined by each warrant at the time of exercised. The fair value of the first warrant was $3,966 for the year ending December 31, 2017 and the combined fair value of the two warrants held by the senior note holder as of the month ending June 30, 2018 was $12,534. The change in the fair value of the warrant derivatives for the six months ended June 30, 2018 of $8,568 plus an adjustment to the fair value of a junior loan of $7 netted an expense of $8,575 that was recorded under Other Expense.

Change in fair value of investment securities

2018 vs. 2017

The Company received common shares from Cannabis Sativa Inc. in lieu of a cash payment for a lock-up event service agreement valued at $1,000 in September 2017. The investment was classified as a Level 1 financial instrument at June 30, 2018. The Company recorded a negative $1,405 change in fair value of investment securities for the six months ended June 30, 2018. There were no investment securities held by the Company for the six months ended June 30, 2017.

Change in fair value of convertible notes

2018 vs. 2017

The modified terms under the Second Amendment, executed in October 2017, for the Company’s senior secured note was considered a substantially different as compared to the terms of the Loan Agreement immediately prior to the Second Amendment, pursuant to ASC 470-50, Modification and Extinguishment. Based on the modification the new note was recorded using the fair value method. The net change in the fair value of the note for the six months ended June 30, 2018 resulted in a gain of $163, which is included in other non-operating expense. There was no similar transaction or modification of debt for the six months ended June 30, 2017.

Finance charges

2018 vs. 2017

Finance charges were $1,331 for the six months ended June 30, 2018 as compared to $642 recorded for the six months ended June 30, 2017. The increase of $689 is due to the third amendment for the Company’s senior secured note that had a $1,300 additional success fee for the additional funding received in February 2018, which was partially offset by a reduction in debt discount charge.

Other net Income and Expenses

2018 vs. 2017

Other net income and expenses was a net income of $94 for the six months ended June 30, 2018, as compared to a net income of $7 for the six months ended June 30, 2017. The increase of $87 was due to rental income received from subleasing the Company’s New York office after the lease had been assumed by Trans-High Corporation from Planetout Inc. in November 2017.

Net loss

2018 vs. 2017

Our net loss increased by $9,636, or 95.3%, to a net loss of $19,749 for the six months ended June 30, 2018, as compared to a net loss of $10,113 for the six months ended June 30, 2017. The increase in net loss was primarily the result of the factors noted above with respect to our decrease in loss from continuing operations and an increase in non-operating expenses.

Item 2. Other Information

None.

Item 3. Financial Statements

HIGHTIMES HOLDING CORP.

June 30, 2018

INDEX - Financial Statements (Unaudited)

Hightimes Holding Corp.

Condensed Consolidated Statements of Balance Sheets

(in thousands except share, per share, and stated value per share)

	June 30,	December 31,
	2018	2017
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$69	$118
Accounts receivable, net	1,319	369
Notes receivable - related party	86	-
Income tax receivable	25	25
Investment securities at fair value	-	2,134
Employee advances	1	4
Deferred costs and prepaid expense	1,656	358
Total current assets	3,156	3,008

Fixed assets and technology, net	683	671
Intangible assets	7,125	375
Other assets	20	15
Total assets	$10,984	$4,069

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$11,580	$5,159
Derivative and warrant liability	12,627	4,052
Deferred revenue	1,070	1,461
Capital lease obligation	12	25
Notes payable - non-related party, short term	146	125
Notes payable - related party	1,129	267
Convertible notes, fair value	14,968	13,631
Convertible notes payable	343	304
Convertible share purchase note - related party, short-term	10,500	7,500
Total current liabilities	52,375	32,524

Notes payable - non-related party, long-term	97	-
Convertible share purchase note - related party, long term	18,000	21,000
Total liabilities	70,472	53,524

Stockholders’ deficit:
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 20,717,496 and 19,876,903 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively	2	2
Additional paid in capital	12,201	2,485
Accumulated deficit	(71,691)	(51,942)
Total stockholders’ deficit	(59,488)	(49,455)
Total liabilities and stockholders’ deficit	$10,984	$4,069

See Accompanying Notes to Financial Statements.

Hightimes Holding Corp.

Condensed Consolidated Statements of Operations

(in thousands except share, per share, and stated value per share)

(Unaudited)

	Six Months Ended June 30,
	2018	2017
Revenue
Festivals, events and competitions	$7,047	$8,213
Publishing and advertising	1,621	1,866
Merchandise and branding	202	62
Total revenue	8,870	10,141

Cost of goods sold
Festivals, events and competitions	7,529	5,911
Publishing and advertising	459	528
Merchandise and branding	65	-
Total cost of goods sold	8,053	6,439
Gross profit	817	3,702

Operating expenses:
Sales and marketing	141	164
General and administrative	4,848	3,090
Professional fees	1,207	7,662
Depreciation and amortization	121	115
Total operating expenses	6,317	11,031
Loss from operations	(5,500)	(7,329)

Other income (expense):
Interest expense, net	(3,195)	(2,149)
Change in fair value of derivative and warrant liability	(8,575)	-
Change in fair value of investment securities	(1,405)	-
Change in fair value of convertible notes	163	-
Finance charges	(1,331)	(642)
Other income	94	7
Total non-operating expenses	(14,249)	(2,784)

Loss before provision for income taxes	(19,749)	(10,113)
Provision for income taxes	-	-
Net loss	$(19,749)	$(10,113)

Deemed dividend on repurchase of THC shares	-	(25,076)
Loss attributable to common shareholders	$(19,749)	$(35,189)

Net loss per shares, basic and diluted	$(0.97)	$(1.82)
Weighted average common shares outstanding, basic and diluted	20,326,371	19,285,532

See Accompanying Notes to Financial Statements.

Hightimes Holding Corp.

Condensed Consolidated Statements of Stockholders’ Deficit

For the six months ended June 30, 2018

(in thousands except share, per share, and stated value per share)

(Unaudited)

	Common Stock Class A		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance as of December 31, 2017	19,876,903	$2	$2,485	$(51,942)	$(49,455)
Issuance of common shares for cash	262,942	-	1,807	-	1,807
Issuance of common shares for intangible asset purchase	577,651	-	6,250	-	6,250
Stock-based compensation		-	1,659	-	1,659
Net loss		-	-	(19,749)	(19,749)
Balance as of June 30, 2018	20,717,496	$2	$12,201	$(71,691)	$(59,488)

See Accompanying Notes to Financial Statements.

Hightimes Holding Corp.

Condensed Consolidated Statements of Cash Flows

(in thousands except share, per share, and stated value per share)

(Unaudited)

	Six Months Ended June 30,
	2018	2017
Cash flows from operating activities
Net loss	$(19,749)	$(10,113)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	121	115
Allowance for doubtful accounts	225	519
Issuance of common shares for service	-	6,689
Issuance of common shares for interest	-	650
Stock-based compensation	1,659	-
Financing fee on ExWork note	16	-
Amortization of debt discount	39	640
Change in fair value of derivative and warrant liability	8,575	-
Change in fair value of investment securities	1,405	-
Change in fair value of convertible notes	(163)	-
Net value of Hightimes Holding Corp.	-	(11)
Changes in operating assets and liabilities:
Accounts receivable	(1,175)	(867)
Security deposit	-	(20)
Employee advances	3	(2)
Prepaid expenses and other current assets	(1,303)	(83)
Accounts payable and accrued liabilities	5,921	852
Deferred revenue	338	(517)
Net cash used in operating activities	(4,088)	(2,148)

Cash flows from investing activities:
Advances on notes receivable	(86)	-
Purchases of fixed assets	(2)	(16)
Net cash used in investing activities	(88)	(16)

Cash flows from financing activities
Payment for capitalized lease obligations	(13)	(13)
Proceeds from line of credit	1,500	7,500
Payment of line of credit	-	(1,200)
Payments for debt issuance cost	(16)	(149)
Proceeds from notes payable	-	1,525
Payment of notes payable	(13)	(1,400)
Proceeds from notes payable related parties	1,848	275
Payment of notes payable related parties	(986)	(680)
Proceeds from convertible note	-	1,031
Payment of convertible notes payable	-	(1,250)
Cash payment to shareholders	-	(10,904)
Proceeds from issuance of common stock	1,807	7,628
Net cash provided by financing activities	4,127	2,363

Net change in cash and cash equivalents	(49)	199

Cash and equivalents, beginning of period	118	1,456
Cash and equivalents, end of period	$69	$1,655

See Accompanying Notes to Financial Statements.

Hightimes Holding Corp.

Condensed Consolidated Statements of Cash Flows (Continued)

(in thousands except share, per share, and stated value per share)

(Unaudited)

	Six Months Ended June 30,
	2018	2017
Supplemental disclosure of cash flow information:
Cash paid for interest	$745	$420
Cash paid for employee deferred compensation	$-	$677

Non-cash investing and financing activities:
Conversion of convertible promissory notes	$-	$781
Initial derivative liability and debt discount of warrants issued for convertible notes, fair value	$-	$570
Unpaid success fee relates to convertible notes, fair value	$-	$1,200
Purchase consideration accounted by issuing notes	$-	$30,000
Assumed leasehold improvements by debt	$131	$-
Unpaid intangible asset purchase	$500	$-
Issuance of common shares for intangible asset purchase	$6,250	$-
Cannabis Sativa agreement termination - reverse balance of deferred revenue	$729	$-

See Accompanying Notes to Financial Statements.

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

Note 1 – Nature of Business

Hightimes Holding Corp. (“Holding” or the “Company”) was incorporated in Delaware in December 2016. Holding was formed to acquire 100% of the common stock of Trans-High Corporation.

Effective March 1, 2017, the Company acquired 100% of the issued and outstanding common stock of Trans-High Corporation (“THC”) and its wholly owned subsidiaries High Times Production Inc., Cannabis Business Digital, LLC, The Hemp Company of America, Inc., Hemp Times, Inc., High Times, Inc., New Morning Productions, Inc. and Planet Hemp, Inc. (collectively, the “High Times Group”).

THC was incorporated and began operations in the State of New York in 1974. THC was formed to engage in the development, publishing, marketing and sale of a print magazine, “HIGH TIMES” ®. THC conducts its business under the name of High Times. The business of High Times Group is now the sole business of the Company.

High Times Group has evolved from a print magazine into a diversified media, information services and live entertainment company focused on creating and distributing authoritative and engaging content related to “all things Cannabis” to consumers and businesses throughout the world. Over its 43-year history, the HIGH TIMES® magazine has been providing consumers and businesses with information on cultivation, legal issues, entertainment, culture and hard-hitting news surrounding the Cannabis industry.

High Times Group is comprised of businesses across a range of media platforms, including: traditional print publications, digital publication of its content, and original over-the-top content programming distributed under its High Times brand. High Times Group’s content makes its various print and online properties a source of news and information within the Cannabis industry and a destination for consumers across various media outlets. The Company’s core properties, including its High Times and Cannabis Cup brands, its products and services are delivered to a broad audience within the Cannabis industry market.

The High Times Group delivers its content to consumers across numerous distribution platforms consisting not only of traditional print, but also through an array of digital platforms including websites, applications for mobile devices and tablets, social media and live entertainment events. The High Times Group is focused on pursuing integrated strategies across its business divisions to continue to capitalize on the growth in digital consumption and the development of continuing state legalization of both medical and recreational Cannabis consumption and production. The Company believes that the increasing number of media choices and formats will allow the Company to continue to deliver its content in a more engaging, timely and personalized manner, provide opportunities to more effectively monetize its content via strong customer relationships and more compelling and engaging advertising solutions and reduce the production and distribution costs of print publication and continue to focus on digital platforms and live entertainment events.

The Company’s operations are organized into two reporting segments: (i) festivals events and competitions, including live events and productions, including its Cannabis Cup®, and (ii) publishing and print advertising, including the publication of its monthly High Times Magazine®, Other non-segment operating revenue includes e-Commerce; and licensing and branding, including co-sponsorship and strategic partnership arrangements.

Merger of Hightimes Holding Corp. and Trans-High Corporation

THC completed a merger transaction on March 6, 2017, an accounting effective date of March 1, 2017 with the Company. Until the merger, Holding had nominal amount of assets and liabilities, except for restricted funds used solely to affect the merger transaction. Effective with the merger, the directors and shareholders of THC thereupon had economic control. THC has been considered the acquirer in this transaction, commonly referred to as a “reverse merger” of a non-substantive holding company and accounted for as a recapitalization. Accordingly, no goodwill or other adjustment in basis of assets is recorded, the shares of Holding, the legal acquiring entity, are treated as issued as of the date of the transaction, and the shares held by the economic controlling shareholders after the transaction, are treated as outstanding for the entirety of the reporting periods. THC currently remains a wholly-owned subsidiary of Holding.

Offering – Regulation A

On March 12, 2018, the Company’s offering statement (the “Offering Statement”) pursuant to Regulation A on Form 1-A (File No 024-10794) relating to its offering of its common stock was declared effective by the Securities and Exchange Commission (the “SEC”). Pursuant to the 2012 JOBS Act, Title IV, and the updated SEC rules regarding the Regulation A exemption under the Securities Act of 1933, as amended, which permitted an unregistered offering of up to $50 million (Tier 2) in securities by U.S. and Canadian companies. Pursuant to such Offering Statement under Regulation A, the Company may commence selling shares of its common stock at a public offering price of $11.00 per share. The offering requires a minimum of 454,545 shares of the Company’s Class A Common Stock for $5,000 and up to 4,545,454 shares of the Company’s Class A Common Stock (the “Offered Shares”) for up to $50,000 (the “Maximum Offering Amount”).

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

On August 10, 2018, the Company elected to exercise its right under the Company’s Regulation A+ Offering Circular, dated July 26, 2018, to extend the offering period to September 12, 2018. Accordingly, the Offering will terminate to the first to occur of: (i) the date on which the $50,000,000 Maximum Offering is completed; (ii) September 12, 2018, or (iii) such earlier date as the Company elects to terminate the Offering.

In conjunction therewith, the Company updated the subscription agreement and escrow agreement related to its Regulation A+ offering to eliminate references to the Origo merger and extend the offering period to September 12, 2018.

Purchase of Culture Magazine

On June 6, 2018, Culture Pub, Inc., a newly formed Delaware subsidiary of the Company entered into an agreement to purchase from Southland Publishing, Inc. certain assets relating to Culture Magazine™, a print and online magazine founded in 2009 with that provides information and entertainment to medical-cannabis patients in the Greater Southern California area (the “Publication”). Under the terms of the asset purchase agreement, Culture Pub acquired only the intellectual property, advertiser agreement and print inventory relating to the Publication and assumed an agreement with the printer of the magazine. No cash, accounts payable or other assets were acquired from Southland, no employees of the Publication were hired by Culture Pub, and no liabilities were assumed by the purchaser. The closing date of the agreement will be the earlier to occur of (a) three (3) Business Days following consummation of a Hightimes Liquidity Event, or (b) 5:00 pm PDT on September 12, 2018.

Note 2 – Summary of Significant Accounting Polices

There have been no material changes in the Company’s significant accounting policies to those previously disclosed in the 2017 Annual Report.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary Trans-High Corporation, its wholly owned subsidiaries High Times Production Inc., Cannabis Business Digital, LLC, The Hemp Company of America, Inc., Hemp Times, Inc., High Times, Inc., New Morning Productions, Inc., Planet Hemp, Inc and Culture Pub, Inc. All the subsidiaries are inactive except for Trans-High Corporation and High Times Production, Inc. All intercompany transactions have been eliminated.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the unaudited interim condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. They may not include all of the information and footnotes required by GAAP for complete financial statements. Therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2017. The results of operations for any interim periods are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

Use of estimates

The preparation of the condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of expenses during the reporting period. The Company’s significant estimates include, but are not limited to, useful lives assigned to intangible assets, fair value of stock options and warrants, stock-based compensation, common stock issued to advertising license advance, investments, provisions for income taxes and contingencies. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

Going Concern

The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred a net loss of $19,749 for the six months ended June 30, 2018. As of June 30, 2018, the Company has an accumulated deficit of $71,691. Continuation as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet obligations and pay its liabilities arising from normal business operations when they come due and ultimately upon its ability to achieve profitable operations. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Management intends to obtain additional funding by issuing common stock in an initial public offering, borrowing funds from its directors and officers, issuing promissory notes and/or a private placement of common stock.

Sequencing

As of February 27, 2017, the Company adopted a sequencing policy whereby all future instruments may be classified as a derivative liability with the exception of instruments related to share-based compensation issued to employees or directors.  On August 10, 2017, the Company issued a convertible note in the amount of $375 in exchange for an intangible asset/event right.  The convertible note bears interest at a 4% coupon rate and matures on December 31, 2018.  The note is convertible at the approximate fair value of common shares upon a mandatory or optional conversion (i.e. the trading on a qualified stock exchange).  Due to this sequencing policy, the Company is required to record a derivative liability for the fair value of the conversion option on the August 10, 2017 convertible note.

Fair Value Option

The Company has elected the fair value option to account for the ExWorks Loan that was issued on October 31, 2017 and February 8, 2018 and records this at fair value with changes in fair value recorded in the Condensed Consolidated Statements of Operations. As a result of applying the fair value option, direct costs and fees related to the ExWorks Loan were recognized in earnings as incurred and not deferred.

The Company accounts for its investment in Cannabis Sativa, Inc with the fair value. On May 31, 2018, Cannabis Sativa and Hightimes Holding agreed to terminate the sponsorship agreement and returned the 332,447 shares of CBDS Common Stock. The fair value of its investment as of April 30, 2018 and December 31, 2017 was based upon the closing stock price of CBDS. The investment was classified as a Level 1 financial instrument.

Net loss per share

Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Since the Company had a net loss in each of the periods presented, basic and diluted net loss per common share are the same. Securities that could potentially dilute loss per share in the future that were not included in the computation of diluted loss per share at June 30, 2018 and 2017 are as follows:

	Six Months Ended June 30,
	2018	2017
Convertible notes and accrued interest	3,623,219	2,893,897
Warrants to purchase common stock	1,248,767	637,103
Options to purchase common stock	2,170,331	-
Total	7,042,317	3,531,000

Recent Accounting Pronouncements

In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 simplifies several aspects of the accounting for nonemployee share-based payment transactions resulting from expanding the scope of Topic 718, Compensation—Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. ASU 2018-07 is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. This ASU is required to be applied with a modified retrospective approach, which gives the option of applying the new lease requirements as of the effective date with enhanced disclosure requirements for comparative periods presented under the current guidance or applying the new standard at the beginning of the earliest comparative period presented. The Company is currently evaluating the effect that the updated standard will have on its condensed consolidated financial statements and related disclosures.

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception, (ASU 2017-11). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently assessing the potential impact of adopting ASU 2017-11 on its condensed consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business. The standard clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions of assets or businesses. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Under ASU 2017-01, to be considered a business, the assets in the transaction need to include an input and a substantive process that together significantly contribute to the ability to create outputs. Prior to the adoption of the new guidance, an acquisition or disposition would be considered a business if there were inputs, as well as processes that when applied to those inputs had the ability to create outputs. Early adoption is permitted for certain transactions. The Company adopted ASU 2017-01 on January 1, 2018. Adoption of ASU 2017-01 may have a material impact on the Company’s condensed consolidated financial statements if it enters into future business combinations.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). This ASU requires changes in the presentation of certain items in the statement of cash flows including but not limited to debt prepayment or debt extinguishment costs; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies and distributions received from equity method investees. This guidance will be effective for annual periods and interim periods within those annual periods beginning after December 15, 2017, will require adoption on a retrospective basis and will be effective for the Company on January 1, 2018. The Company adopted ASU 2016-15 on January 1, 2018 and the adoption did not have material impact on the Company’s condensed consolidated results of operations, cash flows and financial position.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which requires companies leasing assets to recognize on their balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on contracts longer than one year. The lessee is permitted to make an accounting policy election to not recognize lease assets and lease liabilities for short-term leases. How leases are recorded on the balance sheet represents a significant change from previous GAAP guidance in Topic 840. ASU 2016-02 maintains a distinction between finance leases and operating leases similar to the distinction under previous lease guidance for capital leases and operating leases. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its condensed consolidated results of operations, cash flows and financial position. ASU 2016-02 is effective for fiscal periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its condensed consolidated results of operations, cash flows and financial position.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted ASU 2016-01 on January 1, 2018 and the adoption did not have material impact on the Company’s condensed consolidated results of operations, cash flows and financial position.

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The FASB delayed the effective date to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. In addition, in March and April 2016, the FASB issued new guidance intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. Both amendments permit the use of either a retrospective or cumulative effect transition method and are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early application permitted. The Company adopted ASU 2014-09 using the modified retrospective method on January 1, 2018 and the adoption did not have material impact on the Company’s condensed consolidated results of operations, cash flows and financial position.

Note 3 – Origo Acquisition Corporation Merger Transaction

On July 24, 2017, Hightimes Holding entered into a merger agreement, as amended on September 25, 2017 and February 28, 2018 (the “Merger Agreement”) with Origo, that was formed as a special purpose acquisition corporation, or “SPAC.” The Origo ordinary shares currently trade on the Nasdaq Capital Market under the symbol OACQ. On January 24, 2018, the Origo ordinary shares closed at a price of $10.60 on the Nasdaq Capital Market. The following is an update on the status of the merger from January 1, 2018 through the date of this report:

On February 28, 2018, the Company signed the second amendment to the Origo Merger agreement. As of the date of this Second Amendment, Origo’s Registration Statement on Form S-4 had not been declared effective by the SEC and the required Origo Stockholder Approval Matters had not been obtained. Origo requested that the Company forbear from exercising its right to terminate the Merger Agreement and the Company agreed to change the termination clause to state the following. On written notice by Orio to the Company, if any of the conditions to the Closing set forth in the agreement have not been satisfied or waived by June 12, 2018, assuming Orgio receives the approval of its stockholders for the extension to June 12, 2018, and if such approval has not been obtained, such earlier date as has been approved by Origo s stockholders (stockholders an; provided, however, the right to terminate this Agreement shall not be available to Origo if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; by the Company, immediately upon written notice given by the Company to Origo, at any time from and after April 15, 2018, (the “Company Termination Date”).

On March 12, 2018, Origo held an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the Origo shareholders approved an amendment (the “Amendment”) to Origo’s Amended and Restated Memorandum and Articles of Association, as amended, extending the date by which Origo must consummate its initial business combination to June 12, 2018 or such earlier date as determined by Origo’s board of directors (the “Extension Amendment”).

On May 22, 2018, Origo entered into that certain Third Amendment to the Merger Agreement (the “Merger Agreement Amendment”) by and among Origo, Hightimes Holding Corp. (“HTH”), HTHC Merger Sub, Inc. and Jose Aldeanueva, pursuant to which the parties conditionally extended the period after which Origo may terminate the Merger Agreement if all conditions to closing listed therein have not been satisfied to September 12, 2018. Such extension is conditioned upon Origo receiving shareholder approval to extend the liquidation date of Origo to September 12, 2018. HTH maintains the right to unilaterally terminate the Merger Agreement at any time since April 15, 2018. The Merger Agreement terminated on August 10, 2018 (see details in Note 16).

Note 4 – ExWork Convertible Note at Fair Value

On February 8, 2018, ExWorks and the Hightimes Group entered into a Third Amendment to the ExWorks Loan Agreement. Pursuant to the Third Amendment (a) ExWorks increased the outstanding principal amount of the loan to the Hightimes Group by $1,500, from $11,500 to $13,000, (b) the amendment changed the now $13,000 senior secured convertible note to mature on February 28, 2020, (c) in addition to the existing ExWorks warrant issued in February 2017, Hightimes Holding issued to ExWorks an additional five year warrant to purchase an additional 2.25% of its deemed issued Class A Common Stock as defined by the warrant terms prior to this Offering at an exercise price of approximately $5.28, which is determined by dividing $135,000 by such fully diluted Class A Common Stock 5.0%, and (d) the Company increased the success fee payable to ExWorks under the prior loan agreement from $1,500 to $2,800; provided, that to the extent that the ExWorks loan remains outstanding after February 28, 2019, such fee is subject to increase by an amount equal to 10% of the then outstanding debt owed to ExWorks. Under the Third Amendment to the ExWorks Loan Agreement, the Company will be obligated to meet certain financial covenants include maintaining cash and immediately marketable securities equal to outstanding debt after February 28, 2019.

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

The ExWork’s Notes are measured at fair value (see Note 6). The Company recorded $14,968 of convertible notes, fair value as of June 30, 2018.

Also, the Company issued ExWorks a warrant to purchase 2.75% of the Company’s fully diluted shares outstanding as of the date the warrant is exercised at fixed exercise price of $0.01 (“Warrant”). The exercise period begins on the earliest of (a) August 31, 2017, (b) the consummation of an Approved Public Listing, or (c) a Change of Control until the February 2022. The warrants did not meet the “fixed for fixed” under ASC 815-40, Contracts in Entity’s Own Equity, therefore, the warrants were classified as a liability. There was no warrant exercised as of June 30, 2018. The fair value of warrant liability was $12,534 and $3,966 as of June 30, 2018 and December 31, 2017, respectively (see Note 6).

On June 6, 2018, ExWorks has signed an agreement. In the agreement, the Company agreed to exercise ExWorks Warrants to purchase an aggregate of 1,234,738 shares of Class A Common Stock and pay the exercise price of the two Warrants through a reduction of $3,046 of principal in the $13,000 Note owed to ExWorks prior to the date of exercise for the Warrants. This agreement was not executed as of June 30, 2018.

Note 5 – Convertible Promissory Notes

On August 10, 2017, the Company issued a convertible note in the amount of $375 in exchange for an intangible asset-event right.  The convertible note bears interest at a 4% coupon rate and matures on December 31, 2018.  The note is convertible at the approximate fair value of common shares upon a mandatory or optional conversion (i.e. the trading on a qualified stock exchange).  Due to the sequencing policy, the Company is required to record a derivative liability for the fair value of the conversion option on the August 10, 2017 convertible note (see Note 6).

During the six months ended June 30, 2018, the Company recorded a $39 of amortization of debt discount and $8 of interest expense. The unamortized debt cost was $32 as of June 30, 2018.

Note 6 – Fair Value Measurement

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. At June 30, 2018, 1,234,738 warrants with a balance of approximately $12,534 were classified as Level 3 instruments. The exercise price of the warrants is $0.01 per share. On February 27, 2017, the fair value of the warrants amounted to $570 as determined based upon the fair value of the Company’s common stock. The fair value of the warrants was determined based upon the fair value of Origo’s common stock as quoted on the Nasdaq website (closing price, adjusted for the stock split). The ExWork’s warrants is measured at fair value using the Black-Scholes valuation methodology. A summary of the weighted average (in aggregate) significant unobservable inputs (Level 3 inputs) used in measuring the Company’s derivative liabilities that are categorized within Level 3 of the fair value hierarchy as of June 30, 2018 and December 31, 2017 are as follows:

Date of valuation	June 30, 2018	December 31, 2017
Strike price	$0.01 - $5.48	$0.01
Stock price	$10.93	$5.51
Term	3.67 - 4.61	4.16
Risk-free interest rate	2.63% - 2.73%	2.20%
Volatility	95.62% - 108.13%	58.28%

The Company recorded a loss of $8,568 due to the change in fair value of ExWork’s derivative liability for the six months ended June 30, 2018.

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

The derivative liability for the fair value of the conversion option on the August 10, 2017 convertible note is measured at fair value using the Black-Scholes valuation methodology. A summary of the weighted average (in aggregate) significant unobservable inputs (Level 3 inputs) used in measuring the Company’s derivative liabilities that are categorized within Level 3 of the fair value hierarchy as of June 30, 2018 and December 31, 2017 are as follows:

Date of valuation	June 30, 2018	December 31, 2017
Strike price	$10.93	$10.60
Stock price	$10.93	$10.60
Term	0.50	1.00
Risk-free interest rate	2.11%	1.76%
Volatility	87.28%	56.35%

The Company recorded a loss of $7 due to the change in fair value of Bio Cup Music’s derivative liability for the six months ended June 30, 2018.

The ExWork’s Notes are measured at fair value using the Monte Carlo simulation valuation methodology. A summary of the weighted average (in aggregate) significant unobservable inputs (Level 3 inputs) used in measuring the Company’s ExWork’s Notes that are categorized within Level 3 of the fair value hierarchy is as follows:

Date of valuation	June 30, 2018	December 31, 2017
Stock price	$10.93	$10.64
Term	1.69	0.16
Risk-free interest rate	2.46%	1.33%
Interest rate	15%	15%

The Company recorded income of $163 due to the change in fair value of convertible notes for the six months ended June 30, 2018.

The development and determination of the unobservable inputs for Level 3 fair value measurements and fair value calculations are the responsibility of the Company’s Management.

The Company measures the following financial assets at fair value on a recurring basis. There were no transfers between levels of the fair value hierarchy during any of the periods presented. The following tables set forth the Company’s financial assets and liabilities carried at fair value categorized using the lowest level of input applicable to each financial instrument as of June 30, 2018 and December 31, 2017:

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	June 30,	Assets	Inputs	Inputs
	2018	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash	$69	$69	$—	$—
	$69	$69	$—	$—

Liabilities:
Warrant liability	12,534	—	—	12,534
Convertible Notes	$15,403	$—	$—	$15,403
	$27,937	$—	$—	$27,937

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2017	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash	$118	$118	$—	$—
Equity Securities	2,134	2,134	—	—
	$2,252	$2,252	$—	$—

Liabilities:
Warrant liability	3,966	—	—	3,966
Convertible Notes	$14,027	$—	$—	$14,027
	$17,993	$—	$—	$17,993

The following table provides a roll-forward of the fair value of the derivative liability:

Balance at December 31, 2017	$4,052
Net Change in fair value of derivative liability, expense	8,575
Balance at June 30, 2018	$12,627

The following table provides a roll-forward of the fair value of the convertible notes:

Balance at December 31, 2017	$13,631
Additions	1,500
Net Change in fair value of convertible notes	(163)
Balance at June 30, 2018	$14,968

Note 7 – Investment

On September 29, 2017, the Company obtained 332,447 common shares as compensation for a lock-up of providing event services under a sponsorship and advertising agreement with Cannabis Sativa, Inc. (OTCQB: CBDS) with a fair value of $1,000,000 as of September 30, 2017 which was based upon the 10-day average as of the execution date of the agreement on September 29, 2017. The value of the shares will be amortized and revenue recognized over the term of the agreement which is from October 15, 2017 to October 15, 2019.

The Company’s investment in CBDS is less than 20% of the outstanding voting stock and significant influence does not exist. The Company elected the fair value option for its investment in Cannabis Sativa, Inc.

On May 31, 2018, Cannabis Sativa and Hightimes Holding agreed to terminate the sponsorship agreement and returned the 332,447 shares of CBDS Common Stock. The return of investment shares results in a net loss of $694.

The fair value of its investment as of April 30, 2018 and December 31, 2017 was based upon the closing stock price of CBDS. The investment was classified as a Level 1 financial instrument. The Company recorded a $711 decrease in fair value of investment securities for the six months ended June 30, 2018.

Note 8 – Prepaid Expense and Deferred Costs.

Prepaid Expense and deferred costs consisted of the following:

	June 30,	December 31,
	2018	2017
Deferred costs - festivals	$995	$87
Deferred costs - publishing	547	222
Prepaid expenses	114	49
Total Deferred costs and prepaid expense	$1,656	$358

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

Note 9 – Fixed Assets and Technology, Net

Website and technology are recorded at cost and presented net of depreciation.

The components of fixed assets and technology consist of the following:

	June 30,	December 31,
	2018	2017
Furniture and equipment	$376	$374
Leasehold improvements	146	-
Software	99	99
Website design	388	388
Digital App	278	278
Total property, plant and equipment	1,287	1,139
Less: Accumulated depreciation and amortization	(604)	(468)
Fixed assets and technology, net	$683	$671

In November 2017, Trans-High Corporation assumed the lease from PlanetOut Inc. that terminates on February 29, 2024. As part of the lease, the Company assumed the balance of the leasehold improvement loan of $130 and record $16 of the prior payment of the loan prior to lease being assumed (see Note 13). The total $146 was recorded under leaseholder improvements.

During the six months ended June 30, 2018, the Company capitalized $2 of costs associated with internal-use software and website development, both developed by 3rd party contracted developers externally. Depreciation and amortization of property, equipment (including capital leases), and leasehold improvements was $83 and $77 for the six months ended June 30, 2018 and 2017, respectively. Depreciation and amortization of costs associated with internal-use software and website development was $38 and $38 for the six months ended June 30, 2018 and 2017, respectively.

Note 10 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	June 30,	December 31,
	2018	2017
Accounts payable	$6,759	$3,139
Accrued interest	3,605	1,194
Due to employees	754	467
Unclaimed property liability	3	4
Customer credit refund	20	85
Deferred and accrued rent	-	10
Other accrued liabilities	439	260
Total accounts payable and accrued liabilities	$11,580	$5,159

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

Note 11 – Related Party Transactions

Deferred Compensation

At June 30, 2018 and December 31, 2017, there was deferred compensation related to Adam Levin, the Chief Executive Officer of the Company, totaling approximately $494 and $275 (including related employer taxes), respectively.

Notes payable

At June 30, 2018 and December 31, 2017, there was $1,129 and $267, respectively, of notes payable to related party.

Notes receivable

In April 2018, the Company began to advance funds to Origo. The notes receivable bears no interest and is due on the earlier of (i) the consummation of Origo’s initial business combination or (ii) the liquidation. The principal amount of the promissory notes receivable from Origo totaled $85 as of June 30, 2018.

Note 12 – Stockholders’ Equity

The total number of shares of all classes of stock which the Company shall have authority to issue is 55,000,000 shares, which includes (i) 50,000,000 shares of common stock, $0.0001 par value per share and (ii) 5,000,000 shares of preferred stock, $0.0001 par value per share. 40,000,000 shares of the Common Stock shall be designated as Class A common stock and 10,000,000 shares of the common stock shall be designated as Class B common stock.

The Certificate of Incorporation of Hightimes Holding Corp. was amended in January 2018 to provide authorized capital stock of 110, 000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, each with a par value of $0.0001 per share. An aggregate of 100,000,000 shares of Common Stock are designated as Class A voting Common Stock and 10,000,000 shares of Common Stock are designated as Class B non-voting Common Stock. The 10,000,000 shares of authorized preferred stock may be issued in one or more series containing such rights, preferences and privileges as the Hightimes Holding Board of Directors may, from time to time, designate. No shares of Preferred Stock have been issued.

The Class B common stock shall be non-voting and the holders of Class B common stock shall not be entitled to vote on any matter requiring the affirmative vote or consent of stockholders of the Company, including, without limitation, the election of directors and for all other company purposes. There are no issued or outstanding shares of common stock – Class B.

Issuance of Common Stock

In separate private placement offerings, the Company sold approximately 262,942 shares of the Company’s common stock for proceeds of approximately $1,807 during the six months ended June 30, 2018.

Green Rush Daily

On August 31, 2017, the Company had entered into an online sales representative agreement with Green Rush Daily Inc, (“Green Rush”). Green Rush is a daily on-line publication providing news for all information relating to cannabis, including guides and strain review, products and health news. Under the terms of the agreement Green Rush appointed Trans-High as Green Rush’s exclusive sales representative with respect to: (a) all advertisements to be sold or otherwise offered to third-party advertisers on the Green Rush websites, and (b) all advertisements for display to retail and wholesale channels on the websites. All fees received from advertisers on the Green Rush website are to be split 70% to THC and 30% to Green Rush. On March 28, 2018, Hightimes Holding issued to Scott McGovern, sole shareholder of Green Rush, an aggregate of 577,651 shares of Class A Common Stock valued at $6.25 million and agreed to pay Green Rush an additional $500 in cash on or before September 30, 2018. As of June 30, 2018, the cash was not paid and such amount was recorded as a component of accounts payable and accrued liabilities. For more information on the Green Rush Daily transaction, see Note 15.

The Company and Green Rush have fully rescinded this advertising agreement and the common shares were returned to the Company.

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

Stock Options

A summary of the Company’s option activity and related information for the six months ended June 30, 2018 is as follows:

	Total options outstanding	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding at December 31, 2017	1,737,779	$5.54	10.0	$-
Granted	480,824	5.67	9.8	-
Forfeited	(48,272)	5.54	-	-
Outstanding at June 30, 2018	2,170,331	$5.57	9.5	$220
Options exercisable at June 30, 2018	579,260	$5.54	9.5	$75

The Company expects that all outstanding unvested options will vest.

Estimated future stock-based compensation expense relating to unvested stock options is as follows:

Future Stock Option Compensation Expenses
Year ended December 31, 2018 (six months remaining)	$1,915
Year ended December 31, 2019	1,385
Year ended December 31, 2020	412
Total	$3,712

The weighted average remaining contractual term of exercisable options is approximately 9.5 years at June 30, 2018.

During the six months ended June 30, 2018, Company recorded compensation expense of $1,659 related to stock-based compensation. There was no expense during the same period in 2017.

Note 13 – Commitments and Contingencies

Effective December 1, 2017, the Company entered into a sublease with the term ending December 2, 2021 to rent approximately 10,000 square feet of office space at 10990 Wilshire Boulevard, Los Angeles, CA 90024 at a monthly rental of $10. Effective January 1, 2018, the prior agreement with Here Publishing Inc. (Pride Media Inc.) was superseded with a new cost sharing agreement for the office space. The monthly base rent of $40 and other common costs are to be allocated based on the month end headcount of the two companies. The current allocation for Trans-High Corporation is 26.5%. Parking costs are based on actual costs of spaces used by the Trans-High Corporation employees. The use of the office and cost sharing agreement continues on a month to month basis per Pride Media Inc.’s option. The lessor is Pride Media, Inc., a corporation controlled by Adam E. Levin, the Chief Executive Officer of the Company.

In November 2017, Trans-High Corporation assumed the lease at 120 West 45th street, Unit #15.10 (approximately 2,550 sq. ft), New York, New York 10036 (the “New York Office Space”) from PlanetOut Inc. that terminates on February 29, 2024. This lease transfer to Trans-High Corporation was part of Oreva Capital’s purchase of Pride Media Inc. Oreva Capital is a corporation controlled by Adam E. Levin, the Company’s Chief Executive Officer. The monthly base rent for the New York Office Space is approximately $15 and escalates at a rate of 3% per annual term beginning each March 1st plus an additional approximately $0.1 monthly charge for utilities. In addition, the Company assumed the balance of the leasehold improvement loan of $130 as part of the lease.

Trans-High also leases approximately 1,000 square feet of executive offices and production space at 119 West 24th Street – 2nd Floor, NY, NY 10011 under a sublease expiring April 2018. Monthly rent is $13. The sublessor is Green Rush Daily, Inc., a company owned by Scott McGovern.

In April 2018, upon the termination of the Green Rush Daily Inc. master lease, Trans-High entered into a month to month agreement directly with Alley NYC, LLC at a monthly rate of approximately $17.

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

Future minimum lease payments under non-cancelable operating leases as of June 30, 2018 are as follows:

Amount
Year ended December 31, 2018 (six months remaining)	$92
Year ended December 31, 2019	189
Year ended December 31, 2020	205
Year ended December 31, 2021	213
Year ended December 31, 2022	220
Thereafter	264
Total minimum future lease payments	$1,183

Rent expense for the six months ended June 30, 2018 and 2017, was approximately $295 and $254, respectively.

Legal Matters

From time to time, the Company becomes the subject of litigation that occurs in the ordinary course of its business.

THC Group is involved in a pending litigation in New York State Supreme Court with a former employee who alleges that Trans-High breached his employment agreement and seeks damages of $6,000. THC Group has counterclaimed against the former employee. The dispute is in the discovery stage. The High Times Group believes that it has valid defenses and intends to vigorously defend the action.

The Company does not expect the action to have any significant effect on the Company’s financial statements, and the Company has recorded no contingency in relation to the action.

Note 14 – Business Segment Information

The Company is a diversified media company focused primarily on the cannabis industry marketplace. On the basis of products and services, the Company has established two reportable segments: national media and festivals and event production. The publishing and advertising segment includes magazine publishing, customer relationship marketing, digital and mobile media, brand licensing, database-related activities, and other related operations. The festivals and event media segment consist primarily of the operations of festivals, (i.e., the Cannabis Cup). Virtually all of the Company’s revenues are generated in the U.S. and substantially all of the assets reside within the U.S. There are no material intersegment transactions.

Non-cash items included in segment operating expenses are depreciation and amortization of fixed and intangible assets.

The Company manages its working capital on a consolidated basis. Accordingly, segment assets are not reported to, or used by, the Company’s management to allocate resources to or assess performance of the segments, and therefore, total segment assets have not been presented.

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

The following table presents financial information by segment:

	Six Months Ended June 30,
	2018	2017
Revenues
Festivals, events and competitions	$7,047	$8,213
Publishing and advertising	1,621	1,866
Merchandise and branding	202	62
Total revenues	$8,870	$10,141

Segment profit (loss)
Festivals, events and competitions	$(3,346)	$(689)
Publishing and advertising	503	659
Unallocated corporate	(2,638)	(7,299)
Loss from operations	(5,481)	(7,329)
Other income (expense)	(14,249)	(2,784)
Loss before income taxes	$(19,730)	$(10,113)

Note 15 – Green Rush Daily

THC entered into an online sales representative agreement with Green Rush Daily Inc. (“Green Rush”), a daily on-line publication providing news and information relating to cannabis, including guides and strain reviews, products and health news in August 2017. Under the terms of the agreement, Green Rush appointed THC as Green Rush’s exclusive sales representative with respect to: (a) all advertisements to be sold or otherwise offered to third-party advertisers on the Green Rush websites, and (b) all advertisements for display to retail and wholesale channels on the websites. In a related development, THC entered into a three-year employment agreement with Scott McGovern, the owner of Green Rush, under which Mr. McGovern became Senior Vice President of Publishing of the THC Group.

The Company did not record the impact of the online sales representative agreement with Green Rush Daily Inc. as of December 31, 2017, because such agreement was rescinded on March 28, 2018.

On March 28, 2018, the parties terminated the online sales representative agreement and pursuant to an asset purchase agreement. THC acquired certain of Green Rush’s assets that consisted solely of its websites, intellectual property, advertiser agreements and future revenues from such agreements. No employees or liabilities of Green Rush were acquired or assumed by THC. As consideration for the purchased assets, Green Rush received 577,651 shares of Class A Common Stock and Hightimes Holding agreed to pay Green Rush an additional $500,000 in cash on or before September 30, 2018. Under the terms of the asset purchase agreement, if by September 30, 2018 either (a) Green Rush does not receive the $500,000 cash payment, (b) the Company does not consummate the Origo Merger, or (c) Hightimes Class A Common Stock does not trade on Nasdaq, another national securities exchange or is not quoted for trading on the OTC Market QX Exchange, the OTC Market QB Exchange or the Canadian Stock Exchange, Green Rush shall have the right to rescind the asset sale agreement and repurchase the assets in consideration for returning to the Company the 577,651 shares of Class A Common Stock.

In a related development, the parties amended and restated the employment agreement with Mr. McGovern on March 28, 2018. The amended and restated employment agreement covers Mr. McGovern’s employment for a period of three years. Under the terms of the restated employment agreement, Mr. McGovern continues to receive an annual salary of $250,000 and annual bonuses to be based upon certain performance targets to be achieved by THC that are to be mutually agreed upon between Mr. McGovern and the THC board of directors by March 31, 2018. The agreement may be terminated by either party at any time upon 60 days prior written notice, or sooner if termination is either by THC “for cause” or by the employee for “good reason” (as those terms are defined). Mr. McGovern also received stock options to purchase 289,630 shares of Class B non-voting Common Stock at an exercise price of $8.11 that vest in thirds on each of December 31, 2018, 2019 and 2020; provided, that if Mr. McGovern’s employment is terminated by the Company within the first 18 months (on or before June 30, 2019) 50% of the option shares will be deemed vested and if such termination is after June 30, 2019, all of the option shares will be deemed vested.

The transaction was accounted for as an asset acquisition pursuant to ASU 2017-01, Business Combinations (Topic 805), Clarifying the Definition of a Business, as the majority of the fair value of the assets acquired was concentrated in a group of similar assets, and the acquired assets did not have outputs or employees. The assets acquired under the Purchase Agreement included a website, other associated intellectual property. The Company amortize the website over the shorter of three years or the anticipated cash flows. Starting with the 2nd quarter of 2018, the Company will be review the amortization period on a quarterly basis.

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

Note 16 – Subsequent Events

In accordance with ASC 855, “Subsequent Events,” the Company has evaluated all subsequent events through September 30, 2018, the date the financial statements were available to be issued. The following significant events occurring after June 30, 2018 are discussed below.

Termination of Merger Agreement

On August 10, 2018, the Company entered into a termination and mutual release agreement (the “Termination Agreement”) with Origo, HTHC Merger Sub, Inc. and Jose Aldeanueva, pursuant to which the Company exercised its contractual right to terminate the merger agreement among the parties to the Termination Agreement, dated July 24, 2017, as amended (the “Merger Agreement”) and Origo consented to such termination. In addition, the parties agreed to a mutual release of all claims, as well as non-disparagement, confidentiality and other related provisions.

On August 10, 2018, Origo filed a Form 8-K with the SEC under which it announced, among other things, its intention to dissolve and liquidate.

Amendment to ExWork Loan

On or about August 14, 2018, ExWorks and the Company entered into a Fourth Amendment to the ExWorks Loan Agreement effective as of July 27, 2018. Pursuant to the Third Amendment (a) ExWorks increased the outstanding principal amount of the loan to the Hightimes Group by $1,200, from $13,000 to $14,200. The additional principal amount of $1,200 to the loan is due and payable on or before August 10, 2018. In addition to the $1,200 principal payback an additional $60 for an amendment fee is due for a total of $1,260 due on or before August 10, 2018. As of August 17, 2018, the repayment of the additional principal and amendment fee have not been paid.

Amendment No. 1 to Selling Agent Agreement

On August 31, 2018, the Company and NMS Capital Advisors, LLC (“NMS”) entered into Amendment No. 1 to the selling agent agreement in order to update certain definitions in the selling agent agreement between the Company and NMS.

Extension of Offering

On September 11, 2018, the Company’s board of directors elected to extend the outside termination date for the Company’s Regulation A+ offering from September 12, 2018 to October 31 2018. At that time, the Company updated its subscription agreement for the offering to reflect the extended termination date. The updated subscription agreement was filed as Exhibit 6.5 to the Company’s Current Report on Form 1-U filed September 11, 2018.

Payment Waiver Letter

In order to repay a portion of the ExWorks bridge loan, which was due on September 14, 2018, as well as to repay other accounts payable, between September 7 and September 12, 2018, all of the holders of $28,500,000 principal amount of certain purchase notes (the “Purchase Notes”), as disclosed in the Company’s final offering circular, dated July 26, 2018 (the “Offering Circular”), entered into payment waiver letters (the “Payment Waiver Letters”). Under the terms of the Payment Waiver Letters, the holders of the Purchase Notes:

●	agreed to waive approximately $9.734 in existing payment defaults or any right to receive accrued interest or other payments on their Purchase Notes out of the $5.0 million of gross proceeds from the Minimum Offering amount (as set forth in the Offering Circular);

●	except for two holders of Purchase Notes representing $1,407,349 of accrued and unpaid interest and principal installments as at August 31, 2018, all other holders of Purchase Notes agreed to convert 35% of the accrued and unpaid interest and principal installments of their Purchase Notes through August 28, 2018 into Company Class A Common Stock at $11.00 per share;

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

●	agreed that, with respect to all additional gross proceeds raised in the Offering in excess of $5,000,000, a maximum of 35% of all such gross proceeds, as and when received, would be applied to reduce and repay the remaining 65% balance of all accrued and unpaid interest and all unpaid principal installments through August 28, 2018 of their Purchase Notes, with the remaining 65% of all such gross proceeds to be retained by the Company; provided, that all remaining accrued and unpaid interest and principal installments through August 28, 2018 would be paid in full by October 31, 2018. In regard thereto, the Chief Financial Officer of the Company will provide the holders of Notes with a weekly report of cash collections of gross proceeds from the Offering in excess of $5,000,000, and shall arrange to make payments of the allocable 35% of such collections to the Noteholders on the 15th and 30th day of each month, commencing September 30, 2018;

●	agreed that with respect to the remaining outstanding principal amount of Purchase Notes, they would continue to be discounted by 25% and the discounted amount converted into Class A Common Stock upon completion of the Offering; and

●	approved the filing of a Current Report on Form 1-U (filed September 14, 2018) to amend the Use of Proceeds from the Minimum Offering.

Strategic Investment

On September 11, 2018, the Company entered into an agreement with Spectrum King, LLC (“Spectrum”), pursuant to which the Company has licensed to Spectrum the right to use Hightimes™ name, logo and brand in connection with the marketing and distribution of all Spectrum products and granted Spectrum, over a period of three years, an aggregate of $1,500,000 worth of advertising credits in the Hightimes print and internet magazines and at all festivals sponsored by Hightimes. In consideration, Hightimes received eleven units of Spectrum membership interests, representing 9.9099% of Spectrum’s outstanding equity. Spectrum does business as “SPECTRUM KING LED,” and specializes in designing, manufacturing and selling high-end LED grow lights for indoor and greenhouse applications targeting a variety of growing industries, such as cannabis, leafy greens, tomatoes, ornamental plans and other plants and vegetables.

Acquisition of Dope Media

On September 21, 2018, the company and Wilshire & Veteran Media Corp, a newly form acquisition subsidiary of the Company (“W&V”), entered into an agreement with DOPE Media, Inc., a Delaware corporation (“DOPE”), to acquire substantially all of the assets and business and DOPE. The assets will include all inventory, contracts and contract rights, accounts receivable, intellectual property and employees. At closing of the acquisition, W&V will assume certain scheduled operating liabilities of DOPE. In addition to the assumed liabilities, the purchase price for the DOPE assets and business is $11,200,420, of which $10,000,420 is payable in the form of 909,129 shares of the Company’s Class A common stock, valued at $11.00 per share (the initial per share offering price in the Company’s current Regulation A+ public offering), $1,000,000 paid in cash and $200,000 payable in cash ten days after completion of the Regulation A+ public offering.

On the date of execution of the asset purchase agreement with DOPE, Trans-High Corporation, a wholly-owned subsidiary of the Company, made a $1,000,000 secured loan to DOPE to retire certain secured debt of DOPE and provide working capital to the seller. At closing, the Buyer will assume the $1,000,000 note of DOPE to Trans-High which will be deemed part of the purchase price. The $1,000,000 was obtained by virtue of an increase in the existing senior secured credit facility of the Company and its subsidiaries with ExWorks. After giving effect to a $1,200,000 payment of a bridge loan previously provided by ExWorks and the additional $1,000,000 advance, an aggregate of $14,000,000 is currently owed by Hightimes and all of its direct and indirect subsidiaries, as borrowers, to ExWorks.

Entry into Agreements with iHeart Media

On September 26, 2018, the Company entered into an advertising agreement with iHeart Media + Entertainment, Inc., a Nevada corporation (“iHeart”). Under the terms of the advertising agreement iHeart has committed to provide the Company with $5,000,000 of iHeart advertising media inventory within the United States (collectively, the “iHeart Ad Inventory”), in consideration of the issuance by the Company to Broader Media Holdings, LLC, a Delaware limited liability company and an affiliate of iHeart (“BMH”), of the BMH Note (as defined below). The advertising agreement also contemplates that the parties may agree upon additional advertising media inventory purchases by the Company of an additional $5,000,000 in the aggregate (each, an “Additional iHeart Ad Inventory Tranche”), in consideration of an equal increase in the principal amount of the BMH Note, up to a maximum $10,000,000 in total (excluding the Cash Purchases). The Company intends to utilize the Ad Inventory to publicize its pending maximum $50.0 million Regulation A+ initial public offering (the “Offering”).

Hightimes Holding Corp.

Notes to Condensed Consolidated Financial Statements

(in thousands except share, per share, and stated value per share)

(Unaudited)

In consideration for the purchases of the iHeart Ad Inventory, the Company issued to BMH an 8% convertible note due on September 26, 2020, with an initial principal amount of $5,000,000, which may be increased to a maximum of $10,000,000 in consideration of iHeart’s commitment to provide the Company with one or more Additional iHeart Ad Inventory Tranches equal in amount to the amount of such increase in principal amount (the “BMH Note”). However, upon completion of the offering, provided that a minimum of $15,000,000 of gross proceeds are raised and the Company’s Class A voting common stock trades on an “Approved Securities Market” (as defined in the convertible note), all iHeart Ad Inventory purchased and the entire outstanding amount of the BMH Note shall automatically convert into shares of the Company’s Class A common stock at a conversion price equal to the volume weighted average closing prices, as traded on such Approved Securities Market for the 10 trading days immediately following completion of the Offering.

Entry into Second Amendment to Asset Purchase Agreement

On September 25, 2018, the Company entered into a second amendment to the asset purchase agreement (the “Amendment”) with Southland Publishing Incorporated (“Southland”) and Culture Pub, Inc. (“CPI”) (the Company, Southland and CPI referred to together as the “Parties”), pursuant to which the Parties agreed to extend the contractual deadline by which the Company must complete a qualified offering until December 1, 2018. In addition, in the event the Company fails to complete its qualified offering by December 1, 2018, the Company will be required to issue a promissory note to Southland by December 15, 2018 in the amount of $2,000,000 (the “Promissory Note”), which Promissory Note shall be issued in lieu of $4,000,000 worth of the Company’s common stock valued at the closing price of the Company’s stock in the offering.

Item 4. Exhibits

Exhibit No.	Description

2.1	Second Amended and Restated Certificate of Incorporation of Hightimes Holding Corp.
2.2	Amended and Restated By-Laws of Hightimes Holding Corp.
3.1	Form of Warrant in favor of ExWorks Capital Fund I, L.P. (filed as Exhibit 4.1 to Current Report on Form 1-U dated August 3, 2018).
3.2	Hightimes Holding Corp. 2016 Incentive Stock Option Plan
4.1	Form of Subscription Agreement for Regulation A+ Offering (filed as Exhibit 6.5 to the Current Report on Form 1-U filed September 11, 2018).
6.1	Amended and Restated Stock Purchase Agreement, dated February 14, 2017, between Hightimes Holding Corp. and the stockholders of Trans-High Corporation.
6.2	Form of Purchase Note Agreement issued by Hightimes Corp. in favor of former stockholders of Trans-High Corporation.
6.3	Loan and Security Agreement, dated February 27, 2017 between ExWorks Capital Fund I, L.P., as lender, and Hightimes Holding Corp., Trans-High Corporation and the subsidiaries of Trans-High Corporation, as borrowers.
6.4	Management Agreement, dated as of March 1, 2017, among Hightimes Holding Corp., Trans-High Corporation and Oreva Capital Corp.
6.5	Intercreditor Agreement, dated February 27, 2017, by and among ExWorks Capital Fund I, L.P., Hightimes Holding Corp., Trans-High Corporation and the former stockholders of Trans-High Corporation.
6.6	First Amendment to Loan and Security Agreement, dated August 7, 2017, between ExWorks Capital, LLC, as lender, and Hightimes Holding Corp., Trans-High Corporation and the subsidiaries of Trans-High Corporation, as borrowers.
6.7	Amended Fee Letter, dated August 7, 2017, between ExWorks Capital Fund I, L.P. and Hightimes Holding Corp.
6.8	Second Amendment to Loan and Security Agreement, dated October 31, 2017, between ExWorks Capital, LLC, as lender, and Hightimes Holding Corp., Trans-High Corporation and the subsidiaries of Trans-High Corporation, as borrowers.
6.9	Form of $11.5 million convertible note to ExWorks Capital Fund I, L.P.
6.10	Amended and Restated Online Advertising and Sales Representative Agreement, dated December 15, 2017, between Hightimes Holding, Trans-High Corporation and Green Rush Daily.
6.11	Third Amendment to Loan and Security Agreement, dated October 31, 2017, between ExWorks Capital, LLC, as lender, and Hightimes Holding Corp., Trans-High Corporation and the subsidiaries of Trans-High Corporation, as borrowers.
6.12	Form of $13.0 million convertible note to ExWorks Capital Fund I, L.P.
6.13	Form of Second Warrant Issued to ExWorks Capital Fund L.P.
6.14	Employment Agreement, dated July 17, 2017, between Hightimes Holding Corp. and Adam E. Levin
6.15	Employment Agreement, dated August 17, 2017, between Hightimes Holding Corp., Trans-High Corporation and Scott McGovern.
6.16	Stock Purchase Agreement, dated August 17, 2017, between Hightimes Holding Corp. and Scott McGovern.
6.17	Assignment of Lease and Festival Rights Agreement, dated August 10, 2017, with Bio Cup Music Festival Ltd.
6.18	Advertising Placement and Sponsored Content Agreement, dated as of August 10, 2017, by and among Western Hemp Genetics Ltd. and Trans-High Corporation.
6.19	Agreement, dated as of October 31, 2017, by and among Approved Trust 1, Judith Baker, Candlelight Trust and Hightimes Holding Corp.
6.20	Form of Irrevocable Proxy of Adam Levin.

6.21	Rescission Agreement, dated May 1, 2018, between Trans-High Corporation, Prestocorp. And Cannibis Sativa, Inc.
6.22	NMS Engagement Agreement, dated May 22, 2018, between Hightimes Holding Corp. ad NMS Capital Advisors, LLC.
6.23	Letter Agreement, dated June 6, 2018, between ExWorks Capital Fund I, L.P. and Hightimes Holding Corp. regarding exercise of warrants issued to ExWorks.
6.24	ExWorks Capital Warrant Exercise Letter, dated June 6, 2018, between Hightimes Holding Corp., ExWorks Capital Fund I, L.P., AEL Irrevocable Trust and Oreva Capital Corp.
6.25	Asset Purchase Agreement, dated June 9, 2018 among Southland, Incorporated, Hightimes Holding Corp. and Culture Pub, Inc.
6.26	Independent Director Agreement, dated April 13, 2018, between Hightimes Holding Corp. and President Vicente Fox.
6.27	Selling Agent Agreement, dated March 27, 2018, between Hightimes Holding Corp. and NMS Capital Advisors, LLC (filed as Exhibit 6.1 to the Current Report on Form 1-U dated August 3, 2018).
6.28	Amendment No. 1 to Selling Agent Agreement, dated August 13, 2018, between Hightimes Holding Corp. and NMS Capital Advisors, LLC (filed as Exhibit 6.2 to the Current Report on Form 1-U dated August 3, 2018).
6.29	Fourth Amendment to Loan and Security Agreement, effective July 27, 2018, between ExWorks Capital Fund I, L.P. and Hightimes Holding Corp. and subsidiaries (filed as Exhibit 6.1 to the Current Report on Form 1-U dated August 14, 2018).
6.30	Amended and Restated $14,200,000 Senior Secured Convertible Note, dated July 27, 2018, issued to Hightimes Holding Corp. and subsidiaries filed as Exhibit 6.2 to the Current Report on Form 1-U filed on September 11, 2018).
6.31	Fifth Amendment to Loan and Security Agreement, dated August 31, 2018, between ExWorks Capital Fund I, L.P. and Hightimes Holding Corp. and subsidiaries filed as Exhibit 6.1 to the Current Report on Form 1-U filed on September 11, 2018).
6.32	Form of Payment Waiver Letter (filed as Exhibit 6.1 to the Current Report on Form 1-U filed on September 14, 2018).
6.33	Loan and Security Agreement, dated November 21, 2017, between ExWorks Capital Fund I, L.P. and Dream Media Corporation (filed as Exhibit 6.2 to the Current Report on Form 1-U filed on September 14, 2018).
6.34	Amendment to Loan and Security Agreement between ExWorks Capital Fund I., L.P. and Dream Media Corporation (filed as Exhibit 6.3 to the Current Report on Form 1-U filed on September 14, 2018).
6.35	Strategic Investment Agreement, dated September 11, 2018, between Hightimes Holding Corp. and Spectrum King, LLC (filed as Exhibit 6.4 to the Current Report on Form 1-U filed on September 14, 2018).
6.36	Asset Purchase Agreement, dated September 21, 2018, among Hightimes Holding Corp., Wilshire & Veteran Media Corp., Dope Media, Inc. and DM Holdings Group LLC (filed as Exhibit 6.1 to the Current Report on Form 1-U dated September 21, 2018).
6.37	$1,000,000 Secured Note from Dope Media, Inc. to Trans-High Corporation (filed as Exhibit 6.2 to the Current Report on Form 1-U dated September 21, 2018).
6.38	Amendment 6 to Loan and Security Agreement among ExWorks Capital Fund I, L.P., as lender, and Hightimes Holding Corp. and subsidiaries, as borrowers (filed as Exhibit 6.3 to the Current Report on Form 1-U dated September 21, 2018).
6.39	Advertising Agreement, dated September 26, 2018, between iHeartMedia + Entertainment, Inc. and Hightimes. (filed as Exhibit 6.1 to the Current Report on Form 1-U dated September 24, 2018).
6.40	$5,000,000 to $10,000,000 Convertible Note from Hightimes Holding Corp. to Broader Media Holdings, LLC (filed as Exhibit 6.2 to the Current Report on From 1-U dated September 24, 2018).
6.41	Second Amendment to Asset Purchase Agreement, effective September 30, 2018, between Hightimes Holding Corp., Culture Pub, Inc. and Southand Publishing Incorporated (filed as Exhibit 6.3 to the Current Report on Form 1-U dated September 24, 2018).
7.1	Merger Agreement, dated July 24, 2017, between Hightimes Holding Corp. and Origo Acquisition Corp.
7.2	First Amendment to Merger Agreement, dated September 25, 2017, between Hightimes Holding Corp. and Origo Acquisition Corp.
7.3	Second Amendment to Merger Agreement, dated February 28, 2018, between Hightimes Holding Corp. and Origo Acquisition Corp.
7.4	Third Amendment to Merger Agreement, dated May 22, 2018, between Hightimes Holding Corp. and Origo Acquisition Corp.
7.5	Termination and Mutual Release Agreement, dated as of July 31, 2018, by and between Hightimes Holding Corp., Origio Acquisition Corporation, HTH Merger Sub, Inc. and Jose Aldeanueva (filed as Exhibit 7.1 to the Current Report on Form 1-U dated August 3, 2018).
8.1	Prime Trust Escrow Agreement, dated April 17, 2018, between Prime Trust, LLC, Hightimes Holding Corp. and NMS Capital Advisors, LLC.
8.2	Form of Escrow Agreement for Regulation A+ Offering (filed as Exhibit 8.1 to the Current Report on Form 1-U dated August 3, 2018).
15.1	List of Subsidiaries
15.2	Amended and Restated Investor Presentation, dated July 6, 2018

* All exhibits were previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this semi-annual report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles California on October 11, 2018.

HIGHTIMES HOLDING CORP.

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Adam E. Levin	Chief Executive Officer	October 11, 2018
Adam E. Levin	(Principal Executive Officer)

/s/ David Newberg	(Principal Financial Officer	October 11, 2018
David Newberg	and Principal Accounting Officer)